Exhibit 21.1
Subsidiaries of the Registrant*

The following were significant subsidiaries of the Registrant as of December 31, 2014:

Name	Jurisdiction of Incorporation or Organization
Och-Ziff Holding Corporation	Delaware
Och-Ziff Holding LLC	Delaware
OZ Management LP	Delaware
OZ Management II LP	Delaware
OZ Advisors LP	Delaware
OZ Advisors II LP	Delaware

*	The names of additional subsidiaries have been omitted because the unnamed subsidiaries, considered in the aggregate as a single subsidiary, would not constitute a significant subsidiary.